AMERICAN TECHNOLOGIES GROUP, INC.

                                   P.O. Box 90
                           Monrovia, California 91016
                                 (626) 357-5000

                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

      This Information Statement is being mailed on or about October 6, 2005, by American Technologies Group, Inc. (the "Company") to the holders of record of shares of its common stock, $0.001 par value per share as of the close of business on September 27, 2005. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

      You are receiving this Information Statement in connection with the appointment of one new member to the Company's Board of Directors, in connection with the recent acquisition of North Texas Steel Company, Inc. by the Company, the issuance of shares of common stock in connection with the forgiveness of debt owed by the Company and the entering of various financing agreements.

North Texas Acquisition

      On September 7, 2005, the Company, through its wholly owned subsidiary, Omaha Holdings Corp. ("Omaha"), a Delaware corporation, entered into a Share Purchase Agreement (the "Agreement") with the shareholders (the "North Texas Shareholders") of North Texas Steel Company, Inc. ("North Texas"), a Texas corporation. Under the terms of the agreement, Omaha acquired 100% of the common stock of North Texas in exchange for the payment of an aggregate of $11,000,000 (the "Purchase Price"). North Texas, as more fully described below, is engaged in the business of steel fabrication and is based in Fort Worth, Texas. The Company completed the acquisition of North Texas on September 7, 2005. The Purchase Price was paid as follows:

o     $9,150,000 was paid to the North Texas Shareholders;
o $1,350,000 was paid to an account designated pursuant to the terms of the North Texas Steel/Omaha Holdings Pension Plan Joint Account Agreement dated September 7, 2005 (the "Pension Plan Agreement"); and
o $500,000 was paid to an account designated pursuant to the terms of the North Texas Steel/Omaha Holdings Indemnity Joint Account Agreement dated September 7, 2005 (the "Indemnity Agreement").

      Each of the North Texas Shareholders, in connection with the acquisition, have entered into standard non-compete/non-solicitation arrangements.

      Pursuant to the Pension Plan Agreement, $1,350,000 (the "Pension Funds") was deposited into an account, to be managed by Omaha and a representative of the North Texas Shareholders. Interest earned on the Pension Funds shall be paid to Omaha. The Pensions Funds are to be used to make payments to cover deficiencies within the North Texas Pension Plan (the "Plan"). At any time, Omaha may cause the Plan to be terminated. Upon dissolution, the Pension Funds shall first be distributed to North Texas to cover its obligations set forth in the Plan and, the remaining funds in the Pension Plan shall be distributed with one-half going to Omaha and one-half going to the North Texas Shareholders. At any time after July 30, 2006, the representative of North Texas, may request that Omaha cause North Texas to terminate the Plan within 60 days. If Omaha causes the Plan to be terminated within 60 days, the Pension Funds shall first be distributed to North Texas to cover its obligations set forth in the Plan and the remaining funds in the Pension Plan shall be distributed with one-half going to Omaha and one-half going to the North Texas Shareholders. If Omaha does not cause the Plan to be terminated within 60 days, the Pension Funds shall be distributed with one-half going to Omaha and one-half going to the North Texas Shareholders.

      Pursuant to the Indemnity Agreement, $500,000 (the "Indemnity Funds") was deposited into an account to be managed by Omaha and a representative of the North Texas Shareholders. Interest earned on the Pension Funds shall be paid to Omaha. The Indemnity Funds shall be disbursed to Omaha or any other indemnified party upon the final determination of any covered claim payable. On the following dates the funds shall be distributed to the North Texas Shareholders as follows:

o On January 30, 2007, all Indemnity Funds in excess of $300,000 shall be disbursed to the North Texas Shareholders;
o On July 30, 2007, all Indemnity Funds in excess of $200,000 shall be disbursed to the North Texas Shareholders;
o On July 30, 2008, all Indemnity Funds in excess of $100,000 shall be disbursed to the North Texas Shareholders; and
o On July 30, 2009, all Indemnity Funds remaining shall be disbursed to the North Texas Shareholders.

Financings

Laurus Financings

      Concurrently with the closing of the acquisition of North Texas, the Company entered into agreements with Laurus Master Funds, Ltd., a Cayman Islands corporation ("Laurus"), pursuant to which the Company sold convertible debt, an option and a warrant to purchase common stock of the Company to Laurus in a private offering pursuant to exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. The securities being sold to Laurus include the following:

o A secured convertible minimum borrowing note with a principal amount of $3,000,000;

o     A secured revolving note with a principal amount not to exceed $7,000,000;

o     A secured convertible term note A with a principal amount of $3,000,000;

o     A secured convertible term note B with a principal amount of $2,000,000;

o A common stock purchase warrant to purchase 859,534,884 shares of common stock of the Company, at a purchase price of $.0033 per share, exercisable until September 6, 2012; and

o An option to purchase 3,102,000,000 shares of common stock of the Company, at a purchase price of $.00001 per share.

      Each of the securities issued to Laurus are convertible into shares of Series D Preferred Stock, and the Series F Preferred Stock with respect to the secured convertible term note B, until such time that the Company amends its certificate of incorporation to provide for authorized but issued shares of common stock and the shares of Series D Convertible Preferred Stock and the Series F Convertible Preferred Stock are only convertible into shares of common stock as long as there are available shares for conversion.

      The Company is permitted to borrow an amount based upon its eligible accounts receivable, as defined in the agreements with Laurus. The Company must pay certain fees for any unused portion of the credit facility or in the event the facility is terminated prior to expiration. The Company's obligations under all notes are secured by all of the assets of the Company, including but not limited to inventory, accounts receivable and a pledge of the stock of Omaha and North Texas. The minimum borrowing notes, the secured revolving notes and the secured convertible term note A mature on September 6, 2008. Annual interest on the minimum borrowing notes, the secured revolving notes and the secured convertible term note A is equal to the "prime rate" published in The Wall Street Journal from time to time, plus 2.0%, provided, that, such annual rate of interest may not be less than 8.25%, subject to certain downward adjustments resulting from certain increases in the market price of the Company's common stock. Interest on the minimum borrowing notes, the secured revolving notes and the secured convertible term note A is payable monthly in arrears on the first day of each month, commencing on October 1, 2005.

      The principal amount of the secured convertible minimum borrowing note, together with accrued interest thereon is payable on September 7, 2008. The secured convertible minimum borrowing note may be redeemed by the Company in cash by paying the holder 120% of the principal amount, plus accrued interest. The holder of the secured convertible minimum borrowing note may require the Company to convert all or a portion of the term note, together with interest and fees thereon at any time. The number of shares to be issued shall equal the total amount to be converted, divided by $0.00111, subject to adjustment as described below.

      The principal amount of the secured convertible term note A is repayable at the rate of $50,000 per month together with accrued but unpaid interest, commencing on January 1, 2006, which such principal payment increases to $98,275 on April 1, 2006. The monthly amounts shall automatically convert into shares of common stock in the event that there is an effective registration statement, the average market price for the five days preceding the payment date is equal to or greater than 120% of the fixed conversion price and the amount of such conversion does not exceed 25% of the aggregate dollar trading volume of the Company's common stock for the 22 trading days immediately preceding the prepayment date (the "Laurus Trading Volume Limit"). In the event that the conversion exceeds the Laurus Trading Volume Limit, then Laurus will only be required to convert the portion of the secured convertible term note A up to the Laurus Trading Volume Limit and the Company will be required to pay off the remaining balance of the monthly amount. The secured convertible term note A may be redeemed by the Company in cash by paying the holder 120% of the principal amount, plus accrued interest. The holder of the term note may require the Company to convert all or a portion of the secured convertible term note A, together with interest and fees thereon at any time. If paid in shares of common stock the number of shares to be issued shall equal the total amount due, divided by $0.0033, subject to adjustment as described below.

      The principal amount of the secured convertible term note B is repayable in full on March 6, 2007. Interest on the secured convertible term note B accrues at the rate of 12% during the first year outstanding and 18% thereafter until maturity. On the maturity date, all principal and interest shall automatically convert into shares of common stock in the event that there is an effective registration statement, the average market price for the five days preceding the payment date is equal to or greater than 120% of the fixed conversion price and the amount of such conversion does not exceed 25% of the Laurus Trading Volume Limit. In the event that the conversion exceeds the Laurus Trading Volume Limit, then Laurus will only be required to convert the portion of the secured convertible term note A up to the Laurus Trading Volume Limit and the Company will be required to pay off the remaining balance of the monthly amount. The secured convertible term note B may be redeemed by the Company in cash by paying the holder 100% of the principal amount, plus accrued interest. The holder of the secured convertible term note B may require the Company to convert all or a portion of the secured convertible term note B, together with interest and fees thereon at any time. If paid in shares of common stock the number of shares to be issued shall equal the total amount due, divided by $0.00111.

      Upon an issuance of shares of common stock below the fixed conversion price, the fixed conversion price of the notes will be reduced accordingly. The conversion price of the secured convertible notes may be adjusted in certain circumstances such as if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution.

      Laurus has contractually agreed to restrict its ability to convert the convertible notes would exceed the difference between the number of shares of common stock beneficially owned by the holder or issuable upon exercise of the warrant and the option held by such holder and 4.99% of the outstanding shares of common stock of the Company which such restriction shall automatically become null and void following notice to the Company upon occurrence of an event of default under the agreements with Laurus or upon 75 days prior notice to the Company.

      The Company is obligated to file a registration statement registering the resale of shares of the Company's common stock issuable upon conversion of the convertible notes, exercise of the warrant and exercise of the option. If the registration statement is not filed by October 21, 2005, or declared effective by January 7, 2006, or if the registration is suspended other than as permitted, in the registration rights agreement between the Company and Laurus, the Company is obligated to pay Laurus certain fees and the obligations may be deemed to be in default.

      The Company may prepay the notes held by Laurus together with a premium of 20% except that the B term note does not have a premium. In addition, the Company has granted Laurus a security interest in substantially all of the Company's assets and its subsidiaries' assets. Further, Laurus has a first lien on North Texas' property located at 412 West Bolt Street, Fort Worth Texas and 4410 Marsalis Street, Forth Worth, Texas and Laurus has obtained a first lien on real property owned by Patricia and Charles Matteson located at 160 Rose Hill Road, Southport, Connecticut in connection with the secured convertible term note B.

      The Company paid a fee at closing to Laurus Capital Management LLC, the manager of the Laurus Master Funds, Ltd., equal to 3.75% of the total maximum funds borrowed under the Company's agreements with Laurus.

Gryphon Financing

      On September 7, 2005, in connection with the acquisition of North Texas, the Company entered into Security Agreements (the "Security Agreements") with GSSF Master Fund, L.P. ("GSSF") and Gryphon Master Fund L.P. ("GMF") for the sale of an aggregate of (i) $500,000 in convertible term notes (the "Gryphon Term Notes"), (ii) common stock purchase warrants to purchase 1,799,964,264 shares of common stock of the Company (the "Gryphon Warrants") and (iii) options to purchase 280,500,000 shares of common stock of the Company (the "Gryphon Options"). GSSF and GMF are hereinafter collectively referred to as "Gryphon". The Gryphon Notes, the Gryphon Warrants and the Gryphon Options are convertible into shares of Series F Preferred Stock until such time that the Company amends its certificate of incorporation to provide for authorized but unissued shares of common stock and the shares of Series F Convertible Preferred Stock are only convertible into shares of common stock as long as there are available shares for conversion.

      The Gryphon Notes bear interest at 12%, mature one year from the date of issuance, and are convertible into the Company's common stock, at Gryphon's option, at a conversion price of $.00111. Based on this conversion price, the Gryphon Notes in the amount of $500,000 excluding interest, are convertible, upon the Company increasing its authorized shares of common stock, into 450,450,450 shares of the Company's common stock. On the maturity date of the Gryphon Notes, the Gryphon Notes shall automatically convert into shares of common stock in the event that the average market price for the five days preceding the maturity date is equal to or greater than 120% of the fixed conversion price and the amount of such conversion does not exceed 25% of the aggregate dollar trading volume of the Company's common stock for the 22 trading days immediately preceding the maturity date (the "Trading Volume Limit"). In the event that the conversion exceeds the Trading Volume Limit, then Gryphon will only be required to convert the portion of the Gryphon Notes up to the Trading Volume Limit and the Company will be required to pay off the remaining balance.

      The Company may prepay the Gryphon Notes. In addition, the Company has granted Gryphon a security interest in substantially all of the Company's assets as well as registration rights. Gryphon's rights to any security interest are subordinated to that of Laurus Master Fund, Ltd.

      The Gryphon Warrants are exercisable from the date of issuance through February 28, 2007 at an exercise price of $0.00111 per share. The Gryphon Options are exercisable at an exercise price of $.00001 per share.

      Gryphon has contractually agreed to restrict their ability to convert or exercise the Gryphon Notes, the Gryphon Warrants and Gryphon Options and receive shares of the Company's common stock such that the number of shares of the Company common stock held by them and their affiliates after such conversion or exercise does not exceed 4.99% of the Company's then issued and outstanding shares of common stock.

      As of the date hereof, the Company is obligated on $500,000 in face amount of Gryphon Notes issued to Gryphon. The Gryphon Notes are a debt obligation arising other than in the ordinary course of business which constitute a direct financial obligation of the Company.

      The Gryphon Notes, the Gryphon Warrants and Gryphon Options were offered and sold to Gryphon in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated thereunder. GSSF and GMF are accredited investors as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

Nite Capital Financing

      On September 7, 2005, Nite Capital LP ("Nite") purchased 1,500 shares of Series E Convertible Preferred Stock for an aggregate purchase price of $150,000. Each shares of Series E Convertible Preferred Stock shall be convertible into shares of common stock equal to the stated value of $100 divided by the conversion price of $.0011. The shares of Series E Preferred Stock are not convertible until such time that the Company has increased its authorized shares to provide for authorized but unissued shares. The holders of the Series E Preferred Stock are entitled to receive dividends upon the declaration of a dividend to the common stock holders. However, the payments of such dividend are subject to the payment of dividends on the Series D Convertible Preferred Stock. Upon any liquidation, dissolution or winding up of the Company, the holders of the Series E Preferred Stock shall be entitled to receive payments prior to any other securities except that the Series D Preferred Stock shall rank senior to that of the Series E Preferred Stock. The holders of Series E Preferred Stock have no voting rights unless such vote directly impacts the rights of the holders of the Series E Preferred Stock.

      The shares of Series E Preferred Stock were offered and sold to Nite in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated thereunder. Nite is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

Existing Debt Conversions

      In  connection  with the  closing of the North Texas  acquisition,  Keshet
Fund, L.P., Keshet L.P., Nesher Ltd. and Talbiya B. Investment Ltd. (collectively, the "Existing Debt Holders"), converted all debt owed including interest to the Existing Debt Holders in the approximate amount of $1,405,236 into 565,014,736 shares of common stock of the Company. Further, Dr. Gary Fromm, an executive officer and director of our company, agreed to forgive debt owed to him by the Company in the amount of $1,162,732 in consideration of the Company issuing 144,222,356 shares of common stock and the Existing Debt Holders transferring 210,396,190 shares of common stock of the Company to Dr. Fromm.

      The shares of common stock issued to the Existing Debt Holders and Dr. Fromm were issued in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated thereunder. The Existing Debt Holders and Dr. Fromm are accredited investors as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

Fromm Consulting Agreement

      On September 6, 2005, the Company entered into a consulting agreement with Dr. Fromm which is for a term of six months and which provides a monthly fee of $15,000 that will be reduced to $10,000 in the event that Dr. Fromm resigns or is replaced as Chief Executive Officer. The consulting arrangement shall automatically renew for six month periods unless either party provides notice 30 calendar days prior to the end of consulting period that it is terminating the consulting arrangement.

Luther Consulting Agreement

      In connection with the closing of the acquisition of North Texas, the Company entered into a consulting agreement with Luther Capital Management, Inc. ("Luther Capital") Pursuant to the consulting agreement, in consideration for providing valuable services to the Company in connection with the acquisition of North Texas, the Company has agreed to issue Luther Capital and its designees, an aggregate of 1,268,245,476 shares (the "Luther Shares") of common stock of the Company. The issuance of the Luther Shares are subject to the Company filing an amendment to its certificate of incorporation increasing its authorized shares of common stock. In addition to other designations, Luther Capital transferred 143,788,528 shares of common stock to Dr. Fromm.

      The shares of common stock to be issued and sold to Luther Capital are to be issued in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated thereunder. Luther Capital is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

      This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

                    CERTAIN INFORMATION REGARDING THE COMPANY

      Changes in the Company's Board of Directors Following the Acquisition of North Texas - At the closing of the acquisition of North Texas on September 7, 2005, William N. Plamondon, III was appointed a director effective immediately and the Company plans to appoint Thomas E. Durkin, III., Albert W. Van Ness, Jr. and Doug Laux as directors shortly after the date of this filing.

      Executive Officers of the Company Appointed Following the Acquisition - At closing of the acquisition of North Texas, the Board appointed the following executive officer of the Company:

------------------------------- ------------------------------------------------
             Name                                    Position
William Plamondon, III          Assistant Secretary
------------------------------- ------------------------------------------------

Description of Capital Stock

      The Company's authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.001 per share. As of September 27, 2005, the Company had 831,322,014 shares of common stock issued and outstanding. The following description of the Company's capital stock is a summary of the material provisions of the capital stock. For more complete information, you should read the Company's Certificate of Incorporation.

      Holders of the Company's common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of the Company's common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of the Company's common stock are entitled to receive dividends ratably, if any, as may be declared from time to time by the Company's Board of Directors out of funds legally available therefore. Upon the liquidation, dissolution or winding up of the Company, the holders of the Company's common stock are entitled to receive ratably, the Company's net assets available after the payment of all liabilities.

      Holders of the Company's common stock have no preemptive, subscription, redemption or conversion the Group, and there are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of the Company's common stock are validly issued, duly authorized, fully paid and nonassessable.

Security Ownership of Certain Beneficial Owners and Management

      The following table sets forth certain information, as of September 29, 2005 with respect to the beneficial ownership of the outstanding common stock by
(i) any holder of more than five (5%) percent; (ii) each of the Company's executive officers and directors; and (iii) the Company's directors and executive officers as a group.

---------------------------------------- -------------------------------------- --------------------------------------
Name and address                         Amount and Nature of Beneficial        Percent of Class
                                         Ownership
---------------------------------------- -------------------------------------- --------------------------------------
Dr. Gary Fromm(1)(2)                                               369,618,546                                  44.5%

---------------------------------------- -------------------------------------- --------------------------------------
William N. Plamondon, III (1)(2)                                            -0-                                 0.00%

---------------------------------------- -------------------------------------- --------------------------------------
Barry Ennis(4)                                                              -0-                                 0.00%

---------------------------------------- -------------------------------------- --------------------------------------
The Keshet Fund LP                                                 176,903,638                                  21.3%
825 Third Avenue, 14th Floor
New York, New York 10022

---------------------------------------- -------------------------------------- --------------------------------------
Keshet, L.P.                                                       124,569,068                                  15.0%
825 Third Avenue, 14th Floor
New York, New York 10022

---------------------------------------- -------------------------------------- --------------------------------------
All officers and directors as a group                              369,618,546                                  44.5%
---------------------------------------- -------------------------------------- --------------------------------------

(1) Executive officer and/or director of the Company.

(2) The address of this person is c/o American Technologies Group, Inc., P.O. Box 90, Monrovia, CA 91016.

(3) Based on 831,322,014 shares of common stock outstanding.

(4) President of North Texas Steel Company, Inc.

Management of the Company Subsequent to the Acquisition

      The following are the names and certain information regarding the Company's Directors, Director Nominees and Executive Officers following the acquisition of North Texas. The Company plans to appoint the Director Nominees to the Company's Board of Directors approximately ten days after the date the Company transmits to all holders of record of the Company's common stock information required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended. There are no family relationships among any of the Company's Directors, Director Nominees and Executive Officers.

------------------------------- --------- --------------------------------------
             Name                  Age             Position
------------------------------- --------- --------------------------------------
Dr.Gary Fromm                      71     Chief Executive Officer,
                                          Chief Financial Officer, President,
                                          Secretary, Treasurer and Director
------------------------------- --------- --------------------------------------
William N. Plamondon, III          57     Assistant Secretary and Director of
                                          American Technologies and
                                          Chief Executive Officer of North Texas
------------------------------- --------- --------------------------------------
Barry Ennis                        58     President of North Texas
------------------------------- --------- --------------------------------------
Thomas E. Durkin, III              52     Director Nominee
------------------------------- --------- --------------------------------------
Albert W. Van Ness, Jr.            63     Director Nominee
------------------------------- --------- --------------------------------------
Doug Laux                          52     Director Nominee
------------------------------- --------- --------------------------------------

Background of Executive Officers and Directors

      Dr. Gary Fromm, President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director.

      Since February 2002, Gary Fromm, Ph.D. has been our Chief Executive Officer and Chairman of the Board. Dr. Fromm has been a member of the Board of Directors of Vaso Active Pharmaceuticals, Inc., since June 2003. Dr. Fromm now serves as Chairman and has served as a Director of IDC Financial Publishing, a leading analyst of government reporting financial institutions, since 1984. He has served as a Director to Sky Capital Enterprises, Inc., and Sky Capital Holdings Limited, financial services firms since March 2003. He has served as Chairman of the Board of Sky Capital UK Limited a financial service firm from July 2003 to October 2004. Dr. Fromm has also served as a Director of Global Secure Holdings, Inc., since February of 2003 and as a director of Neoterik Health Technologies, Inc., 1984-2004. Dr. Fromm is also founder and president of Investment Intelligence Systems Corporation and its successor, Unisheet Limited, computer software companies, and co-founder of Data Resources, a market data distribution company. He also has held teaching and research positions with M.I.T., Harvard, the American University, the Brookings Institution, National Bureau of Economic Research and Stanford Research Institute. Dr. Fromm holds an A.M. and a Ph.D. in Economics from Harvard University, an M.S. in Industrial Management from M.I.T. and a B.M.E. in Mechanical Engineering from Cornell University.

      Mr. William N. Plamondon, III, Assistant Secretary and Director and Chief Executive Officer of North Texas.

      William N. Plamondon, III, 57, serves as President and CEO of R.I. Heller & Co., LLC, a management consulting firm he founded in 1998. Mr. Plamondon is CEO of Protein Polymer Technologies, a public biotechnology research and development company, and has also served on their board since April 2005. Mr. Plamondon attended Seton Hall University

      Mr. Plamondon was on the Board of Directors of ANC Rental Corporation since June 2000 and, from October 2001 to October 2002, he served as its Chief Restructuring Officer. In October 2002, Mr. Plamondon assumed the roles of Chief Executive Officer and President taking the company through a bankruptcy resulting in a ss.363 sale. While with R.I. Heller, in December 2000, Mr. Plamondon became a senior advisor to E&Y Capital Advisors LLC. Prior to founding R.I. Heller, Mr. Plamondon served as President and Chief Executive Officer of First Merchants Acceptance Corporation, a nationwide financing company, from April 1997 until April 1998, and served as a director of First Merchants from March 1995 until April 1998. Mr. Plamondon was with Budget Rent-A-Car Corporation from 1978 until 1997. For the last five years at Budget he held the position of President and CEO.

      William N. Plamondon was on the Board of Directors of First Merchants Acceptance Corporation in April of 1997. The Board fired the CEO and asked Mr. Plamondon to step in first as co-CEO and then as CEO in May of 1997. The company filed for bankruptcy in July of 1997. Mr. Plamondon restructured the company and sold it through a ss.363 sale.

      Mr. Barry Ennis, President of North Texas

      Barry Ennis, age 58, has served as the Executive Vice President/General Manager of North Texas since 1993. Mr. Ennis was appointed as the President of North Texas in September 2005.

      Mr. Thomas E. Durkin, III, Director Nominee.

      Thomas E. Durkin, III, age 52, was appointed as Vice President of Corporate Development, General Counsel and Secretary of Capital Environmental Resource, Inc. in October 2001. He is also a partner to Durkin & Durkin, a New Jersey based law firm, with whom Mr. Durkin practiced as a partner from September 1978 until September 1997. Mr. Durkin served as a consultant to Waste Management Inc., a multibillion dollar publicly held international solid waste management company, from January 2000 to September 2001. From October 1997 through December 1999, Mr. Durkin served as area Vice President of Business Development of Waste Management Inc. In addition, Mr. Durkin has served as a partner of two privately held real estate brokerage companies. Mr. Durkin graduated from Fordham University in 1975 and graduated Cum Laude from Seton Hall University School of Law in 1978.

      Mr. Albert W. Van Ness, Jr., Director Nominee.

      Albert W. Van Ness, Jr., 62, has served as the Chairman of the Board, Chief Executive Officer and Director of CD&L since January 1997. He was formerly the President and Chief Operating Officer of Club Quarters, LLC, a privately held hotel management company and remains a member partner. In the early nineties, Mr. Van Ness served as Director of Managing People & Productivity, a senior management consulting firm. During most of the eighties, Mr. Van Ness held various executive positions with Cunard Line Limited, a passenger ship and luxury hotel company, including Executive Vice President and Chief Operating Officer of the Cunard Leisure Division and Managing Director and President of the Hotels and Resorts Division. Earlier in his career, Mr. Van Ness served as the President of Seatrain Intermodal Services, Inc., a cargo shipping company. Mr. Van Ness held various management positions at the start of his professional life with Ford Motor Company, Citibank and Hertz. Mr. Van Ness majored in Sociology and Economics and received a B.A. and M.A. degree and completed his coursework towards his doctorate in Economics. He attended Duke University, Northern State University, South Dakota State University and Syracuse University.

      Mr. Doug Laux, Director Nominee.

      Mr. Laux currently serves as Managing Director of R. I. Heller & Associates, LLC. Mr. Laux has spent the first 20 years of his career with Ernst and Young, 9 as a partner Currently, Mr. Laux is serving as the interim CFO of EaglePicher Incorporated, a company involved in the automotive, defense and space, mining and medical industries. Mr. Laux joined EaglePicher shortly after it filed for Chapter 11 Bankruptcy Protection and is assisting in its restructuring efforts and its emergence strategy. Mr. Laux also served ANC Rental Corporation, a multinational car rental company, as CFO during the its bankruptcy. Prior to joining ANC as CFO, he assisted its foreign affiliates as an independent consultant where he restructured their financing facilities and managed the successful restructuring of ANC's German subsidiary, utilizing the German insolvency proceedings.

      Following ANC, Mr. Laux was on assignment with ASCO, a U.S. subsidiary of a British PLC serving the oil and gas industry, where he served as Chief Restructuring and Chief Financial Officer. He was engaged to assist in improving the company's cash flow, assist in selling off non-core businesses and restructure its core operations. Most recently, Mr. Laux was on assignment where he served as President and CFO of Elefanten USA, a 96-year old manufacturer of children's shoes

      Doug earned a BA from the University of Illinois and completed the core courses towards a MST at DePaul University. He is a CPA in good standing, and a current member of the AICPA and the Illinois CPA Society. He has served on the board of several companies and is currently the President and a Director of the Freeport Securities Company; a family owned oil and gas company, as well as a Director of Englewood Construction Company, a retail construction company in Chicago.

      In addition, since the Board of Directors currently consists of five members, only three of which are independent, it does not believe that establishing a separate nominating committee is necessary for effective governance. When additional members of the Board of Directors are appointed or elected, the Company will consider creating a nominating committee. The Board of Directors does not currently have a formal director nomination process. The Board of Directors will consider director candidates nominated by security holders. Security holders should submit any recommendations to the Board of Directors by mailing such recommendations to the Board of Directors at the Company's address set forth above. The Board of Directors has not yet received recommendations for director nominees for director from security holders, has no minimum specific requirements as to a nominee, and does not have any specific process for identifying nominees, but the Board of Directors does not believe that it would evaluate a security holder nominee any differently than it would evaluate a nominee not nominated by a security holder.

Shareholder Communications

      The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

Executive Compensation

      The following table sets forth all compensation paid in respect of the Company's Chief Executive Officer and those individuals who received compensation in excess of $100,000 per year (collectively, the "Named Executive Officers") for our last three completed fiscal years. Other than as set out below, there has not been any compensation awarded to, earned by, or paid to our directors and executive officers for the last three completed fiscal years. We have no present formal plan for compensating our directors for their service in their capacity as directors, although in the future, such directors are expected to receive compensation and options to purchase common shares.


                                                           SUMMARY COMPENSATION TABLE:

                                  ANNUAL COMPENSATION                                  LONG-TERM COMPENSATION
                                  -------------------                                  ----------------------

                                                                              Restricted      Number of
                                                     Bonus and                Stock Award(s)  Securities
Name and               Year Ended                    Other Annual                             Underlying            All Other
Principal Position      (1)           Salary ($)     Compensation ($)            ($)          Options/SARs (#)    Compensation ($)
------------------                    ----------                 ----            ---          ----------------    -----------------

Dr. Gary Fromm             2004                 $0                 --             --                        --                   --
  Chairman and CEO         2003                 $0                 --             --                        --                   --
  of the Company           2002                 $0                 --             --                        --                   --

Janet Judd                 2004           $126,350                 --             --                        --                   --
  Chairman and CEO         2003           $126,350                 --             --                        --                   --
  of North Texas           2002           $166,589                 --             --                        --                   --

Robert Judd                2004           $122,274                 --             --                        --                   --
  President                2003           $122,253                 --             --                        --                   --
  of North Texas           2002           $157,398                 --             --                        --                   --

Barry Ennis                2004           $106,115                 --             --                        --                   --
  Executive VP             2003           $102,073                 --             --                        --                   --
  of the North Texas       2002           $141,444                 --             --                        --                   --

(1) The information presented is for the years ended July 31 for executive officers of American Technologies Group, Inc. and June 30 for executive officers of North Texas Steel Company, Inc.

Employment Agreements

      On September 6, 2005, the Company entered into a consulting agreement with Dr. Fromm which is for a term of six months and which provides a monthly fee of $15,000 that will be reduced to $10,000 in the event that Dr. Fromm resigns or is replaced as Chief Executive Officer. The consulting arrangement shall automatically renew for six month periods unless either party provides notice 30 calendar days prior to the end of consulting period that it is terminating the consulting arrangement. There are no other employment agreements.

                 Certain Relationships and Related Transactions

      Dr. Gary Fromm entered into the following transaction with the Company or parties related to the Company:

o In connection with the closing of the North Texas acquisition, the Existing Debt Holders, converted all debt owed including interest to the Existing Debt Holders in the approximate amount of $1,405,236 into 565,014,736 shares of common stock of the Company. Further, Dr. Gary Fromm agreed to forgive debt owed to him by the Company in the amount of $1,162,732 in consideration of the Company issuing 144,222,356 shares of common stock and the Existing Debt Holders transferring 210,396,190 shares of common stock of the Company to Dr. Fromm.

o On September 6, 2005, the Company entered into a consulting agreement with Dr. Fromm which is for a term of six months and which provides a monthly fee of $15,000 that will be reduced to $10,000 in the event that Dr. Fromm resigns or is replaced as Chief Executive Officer. The consulting arrangement shall automatically renew for six month periods unless either party provides notice 30 calendar days prior to the end of consulting period that it is terminating the consulting arrangement.

o In connection with the closing of the acquisition of North Texas, the Company entered into a consulting agreement with Luther Capital. Pursuant to the consulting agreement, in consideration for providing valuable services to the Company in connection with the acquisition of North Texas, the Company has agreed to issue Luther Capital and its designees the Luther Shares. The issuance of the Luther Shares are subject to the Company filing an amendment to its certificate of incorporation increasing its authorized shares of common stock. In addition to other designations, Luther Capital transferred 143,788,528 shares of common stock to Dr. Fromm.

                                   SIGNATURES

      In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             American Technologies Group, Inc.

Date: October 6, 2005

                        By:/s/Dr. Gary Fromm
                           ---------------------------------------
                           Dr. Gary Fromm
                           Chief Executive Officer, Chief
                           Financial Officer, President, Secretary and Treasurer